AEGIS CAPITAL CORP.

810 Seventh Avenue

11th Floor

New York, NY 10019

April 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Aldeyra Therapeutics, Inc.
Registration Statement, as amended on Form S-1 (File No. 333-193204)

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Aldeyra Therapeutics, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on Thursday, April 24, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from March 24, 2014 to the date of this letter, the preliminary prospectus, dated April 7, 2014, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	231
Copies to prospective institutional investors:	400 + E-Red
Copies to prospective retail investors and others:	150 + E-Red
Total:	781 + E-Red

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.
As Representative of the several Underwriters

By:	/s/ Samuel Guidetti
Name:	Samuel Guidetti
Title:	Chief Compliance Officer

[Signature Page to Representative Acceleration Request]